[redacted]S
COMMISSION
549

11020810

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
Hours per response . . . 12.00

3/2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8 – 52723

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MAST SERVICES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 CANAL PARK
(No. And Street)

CAMBRIDGE	MA	02141
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. JOHN MICHAEL ARMSTRONG (617)-252-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MR. JOHN MICHAEL ARMSTRONG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAST SERVICES LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRACY A. CHABAK
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Nov. 14, 2014

Signature

CHIEF COMPLIANCE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Member of
MAST Services LLC:

We have audited the accompanying statement of financial condition of MAST Services LLC (the "Company"), as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MAST Services LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 10, 2011

MAST SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 87,667
Receivable from related party	164,267
Prepaid expenses	2,129
TOTAL ASSETS	$ 254,063

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 14,000
TOTAL LIABILITIES	14,000
MEMBER'S EQUITY:	
TOTAL MEMBER'S EQUITY	240,063
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 254,063

The accompanying notes are an integral part of this financial statement.

MAST SERVICES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2010

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

MAST Services LLC, (the "Company"), is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged primarily in providing advisory services. The company is a wholly owned subsidiary of MAST Global Limited (the "Parent").

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue as professional services are provided.

Fair Value Measurement

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures bears no material effect on the financial statements as presented.

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. The rule also requires maintaining minimum net capital. At December 31, 2010 the Company had net capital of $73,667 which was $68,667 in excess of the minimum requirement of $5,000.

NOTE 4. BENEFITS

The Company participates in a 401(k) plan covering substantially all of its employees that is operated by Monitor Company Group Limited Partnership ("MCGLP"), a stockholder of the Parent. The plan includes employee contributions and discretionary contributions by MCGLP subject to certain limitations.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company earned Revenues of $25,000 from MCGLP for Consulting Services provided to MCGLP's client. In return, MCGLP allocated expenses to the Company for rent, administrative charges and other expenses of $69,877. As of December 31, 2010, the Company had a net receivable from MCGLP of $164,267.

NOTE 6. INCOME TAXES

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The member is individually liable for the taxes on its share of the Company's income or loss.

NOTE 7. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

MAST SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

PUBLIC